File No. 70 - 9527


SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3
TO
APPLICATION-DECLARATION WITH RESPECT TO
THE ACQUISITION OF A SUBSIDIARY IN CONNECTION
WITH THE UNBUNDLING OF GENERATION BUSINESS

UNDER THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
________________________________

EASTERN UTILITIES ASSOCIATES ("EUA")
EASTERN EDISON COMPANY ("EASTERN")
MONTAUP ELECTRIC COMPANY
750 West Center Street, West Bridgewater, Massachusetts  02379

(Names of companies filing this statement and addresses of their principal executive offices)

EASTERN UTILITIES ASSOCIATES

(Name of top registered holding company parent of each applicant or declarant)
_________________________________

Clifford J. Hebert, Jr.
Treasurer
Eastern Utilities Associates
750 West Center Street
West Bridgewater, Massachusetts  02379

(Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

Arthur I. Anderson, P.C.
McDermott, Will & Emery
28 State Street
Boston, MA 02109-1775


This Amendment Number 3 amends that certain Application-Declaration on Form U-1 (File Number 70-9527) filed by the Declarants with the Commission on July 14, 1999, as previously amended by Amendment No. 1 dated July 28, 1999 and Amendment No. 2 dated October 26, 1999, as follows:

1. Item 4, Regulatory Approval, is hereby amended and restated in its entirety to read as follows:

Item 4.   Regulatory Approval.

The following Federal regulatory authorities have jurisdiction over the proposed transactions: the Nuclear Regulatory Commission ("NRC"), and the Federal Energy Regulatory Commission ("FERC"). The FERC approved the proposed transactions through its approval of Docket No. EC99-70-000 by Order issued September 29, 1999. The NRC has indicated by letters dated October 27, 1998 that no NRC consent is required.

Additionally, the Applicants have received approval of the proposed transactions from the Massachusetts Department of Telecommunications and Energy ("DTE"), through approval of Docket #99-67 by Order issued January 4, 2000 (a copy of such Order is filed herewith as part of Exhibit D-4), and from the Connecticut Department of Public Utility Control ("CDPUC"), through approval of Consolidated Docket Nos. 99-08-11, 99-08-12 and 99-08-13 by Decision dated October 27, 1999 (a copy of such Decision is filed herewith as part of Exhibit D-3).

2. Item 6, Exhibits and Financial Statements, is hereby amended and restated in its entirety to read as follows

Item 6.  Exhibits and Financial Statements.  (* denotes filed herewith.)

(a)     Exhibits.

Exhibit A-1      Amended and Restated Articles of Organization of Montaup

Exhibit D-1      FERC Docket #EC99-70-000; Order dated September 29, 1999 (88
                 FERC Paragraph 61,292)
Exhibit D-2      NRC Docket #50-423, #50-443
Exhibit D-3*     CDPUC Docket #99-08-11; Decision dated October 27, 1999
Exhibit D-4*     DTE Docket #99-67; Order dated January 4, 2000

Exhibit F        Opinion of Counsel

Exhibit G        Proposed Form of Notice

        (b)      Financial Statements


        b-1 Pro forma balance sheet of Eastern Utilities Associates as at June 30, 1999

        b-2      Pro forma balance sheet of Eastern Edison Company as at June
                 30, 1999

        b-3 Pro forma balance sheet of Montaup Electric Company as at June 30, 1999


S I G N A T U R E


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, each of the undersigned companies has duly caused this statement to be duly signed on its behalf by the undersigned thereunto duly authorized.

Date:  January 13, 2000

EASTERN UTILITIES ASSOCIATES,
EASTERN EDISON COMPANY,  and
MONTAUP ELECTRIC COMPANY,




By  /s/ Clifford J. Hebert, Jr.
Clifford J. Hebert, Jr.
Treasurer